SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            EMPS Research Corporation
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                                (Name of Issuer)

                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)

                                    268710100
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                                 (CUSIP Number)


Petroleum Group Services Ltd.
P.O. Box 544,                                Ronald Poulton, Esq
14 Britannia Place, Bath Street              Poulton & Yordan
St. Helier, Jersey JE2 4SU                   136 East South Temple, Suite 1700-A
Channel Islands, United Kingdom              Salt Lake City, Utah 84111
44 15 3428011                                (801) 355-1341
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       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications)

                                 August 6, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 268711108                                            Page 2 of 4 Pages
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 1.  NAME OF REPORTING PERSON
     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Petroleum Group Services Ltd.
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS (See Instructions)

          OO
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 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                               [ ]

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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
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  NUMBER OF          7.    SOLE VOTING POWER 1,408,653
    SHARES          ------------------------------------------------------------
 BENEFICIALLY        8.    SHARED VOTING POWER 0
   OWNED BY         ------------------------------------------------------------
     EACH            9.    SOLE DISPOSITIVE POWER 1,408,653
   REPORTING        ------------------------------------------------------------
 PERSON WITH        10.    SHARED DISPOSITIVE POWER 0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,408,653
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12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                  [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.7%
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14.  TYPE OF REPORTING PERSON (See Instructions)

         CO
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

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CUSIP No. 268711108                                            Page 3 of 4 Pages
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ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.001, ("common stock") of EMPS Research Corporation (the "Issuer") which has its principal executive offices at 875 Donner Way, Unit 705, Salt Lake City, Utah 84108.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is being filed by Petroleum Group Services Ltd., (the "Reporting Person"). The principal business address of the Reporting Person is P.O. Box 544, 14 Britannia Place, Bath Street, St. Helier, Jersey JE2 4SU, Channel Islands, United Kingdom.

         During the last five years the Reporting Person has not (a) been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violations with respect to such laws.

         The Reporting Person is a British Virgin Island limited company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

         On or about August 6, 2003, the Reporting Person received 1,408,653 shares of common stock of the Issuer, pursuant to a spin-off distribution of those shares by EMPS Corporation. In the spin-off distribution, EMPS Corporation distributed the Issuer shares it owned to the EMPS Corporation shareholders pro-rata on a one share for ten basis. At the time of the spin-off distribution, the Reporting Person was a shareholder of EMPS Corporation. The EMPS Corporation shareholders, including the Reporting Person, paid no consideration for the Issuer common shares they received.

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Person presently has no plans to acquire additional securities of the Issuer. Although, the Reporting Person reserves the right to sell securities of the Issuer and to purchase securities of the Issuer.

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CUSIP No. 268711108                                            Page 4 of 4 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Person beneficially owns 1,408,653 common shares or approximately 42.7% of the issued and outstanding shares of the Issuer.

         The Reporting Person has sole voting and dispositive power over the 1,408,653 shares.

         The Reporting Person has effected no transactions in the common stock of the Issuer in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7. EXHIBITS

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Petroleum Group Services Ltd.


Date: February 13, 2004                            /s/ Jonathan Charles Brannam
                                                  ------------------------------
                                                   Jonathan Charles Brannam,
                                                   Managing Director